Exhibit 99.6

Rationale for the Remuneration Policy (version 2014) for the Board of Management of ASML Holding N.V.

The 2014 remuneration policy for the Board of Management of ASML builds on the remuneration policy that was developed since 2004. Throughout the years, ASML has changed and the opinion on Board remuneration in society has shifted significantly, justifying an adaptation of the policy. ASML is proactively proposing a policy, which still supports the long-term development of the company in a highly dynamic environment, while aiming at fulfilling all stakeholders’ requirements.

More than ever, the challenge for ASML is to drive technology, to serve our customers and to satisfy our stakeholders. These drivers are the backbone of the remuneration policy.

Objective and principles

The objective of the remuneration policy is to enable ASML to attract, motivate, and retain qualified industry professionals for the Board of Management in order to achieve ASML’s strategic goals. The ASML remuneration policy acknowledges the internal and external context as well as the ASML business needs and long term strategy. The policy is designed to encourage behavior that is focused on long-term value creation, while adopting the highest standards of good corporate governance. The policy is built on the following principles:

•	Transparent – the policy and its execution are clear and practical

•	Aligned within the company’s objectives – the remuneration policy is aligned with the company’s short term and long term objectives, compatible with those of management and other ASML employees

•	Long-term orientated – the incentives focus on long-term value creation

•	Compliant – ASML adopts the highest standards of good corporate governance

•	Simple – the policy and its execution are as simple as possible and easily understandable to all stakeholders

The policy is aimed at motivating for stretched achievements, using a combination of non-financial and financial performance measures. Technology leadership and customer value creation are the key drivers of sustainable returns to our shareholders.

Main changes to the 2004 policy

Internal alignment

The targets and objectives set for Board members are better aligned with those set for senior management. Also, the Remuneration Committee will keep more freedom to adapt the earned variable pay to company overall profit performance, to reflect a better relation with the overall employees profit sharing system: the policy includes a modifier on the short term incentive (STI) pay-out that is connected to the profit sharing program for employees. In applying the modifier, the Supervisory Board will take into account the pay-out under the profit sharing scheme for all ASML employees. The modifier enables the Supervisory Board to discretionary adjust the STI pay-out of the Board of Management upward (10%) or downward (20%).

Reference group and market benchmark

ASML offers a remuneration package that is competitive as compared to a relevant labor market. The new policy calls for a benchmark based on a new selection of companies, driven by criteria of size, relative comparability in terms of complexity, data transparency and geography.

Enterprise Value (EV) has been used as the primary parameter in determining the relative size of the reference group. EV is a comprehensive measure including the total value of the company at any given point in time. The Supervisory Board has selected three categories of reference companies – larger companies, companies of more or less the same size and smaller companies. The median market level has been selected as a reference in determining the level of pay for the Board of Management.

All reference companies are Dutch or European and reflect a similar remuneration culture as ASML. Finally, the vast majority of reference group data is publicly available in order to allow transparency and accountability to all stakeholders.

In principle, the benchmark is conducted every two years. In the year without a market assessment, the Supervisory Board considers the appropriateness of any change of base salary on the market environment as well as the salary adjustments for other ASML employees.

The Supervisory Board reviews the composition of the reference group in conjunction with the frequency of the benchmark. Substantial changes applied to the composition of the reference group will be submitted to shareholders.

As a guiding principle, the ASML Total Direct Compensation (TDC) at the target level is benchmarked against the median TDC level of the reference group. TDC consists of base salary, a short term incentive (STI) and a long term incentive (LTI).

Base salary

As compared to the reference group, the Supervisory Board targets base salary for 2014 to be slightly higher and the variable compensation to be lower than that of the median numbers. The reasons for this difference, which is a shift as compared to the previous policy, are twofold. The first is the desired internal alignment, not only in remuneration levels, but also in structure. The second is the conviction of ASML that performance incentives should be sufficient to drive desired behavior, but should also be sufficiently modest to eliminate the risk of negative side effects. A strong focus on long term shareholder value creation remains a crucial part of the remuneration policy through the design of and conditions pertaining to the long-term incentive.

Variable Income (STI+LTI)

The main objective of the variable income is to create long term value, while balancing the short term needs of the company. The members of the Board of Management have the potential to earn a short and a long term incentive to ensure continued short term operational excellence whilst safeguarding the value creation on the long term. Five STI-performance targets are set yearly and reviewed bi-yearly. Two of these five targets are set in the areas of Technology and Customer performance. Three STI-performance targets are financially driven, focused on the income needed to create long term shareholder value.

The LTI-performance measures follow the same principle and continue to reward long-term return on average invested capital (ROAIC); additional long term targets in Technology as well as Sustainability have been added. The relative weight of these targets may change over time.

The LTI incentive is granted in shares, which are awarded after a three-year performance period, but restricted for another two years. Members of the Board of Management are required to hold shares worth at least two times base salary (valued at date of grant).

The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations for STI and LTI outcomes.

The Remuneration Committee actively monitors the internal pay developments to ensure that consistency will be maintained.

In summary

ASML’s 2014 remuneration policy proposal abides by the principles of transparency, alignment, compliance, long-term orientation and simplicity, as summarized below:

1.	The benchmark for Total Direct Compensation (TDC) at target will be at the median of, primarily Dutch, reference companies and is now fully transparent through publicly available data.

2.	It is not expected that the TDC at target level will rise as a result of the new 2014 remuneration policy versus that of the current policy.

3.	The pay mix of the Board of Management at target level will include a cash base salary (43.5% of TDC), a cash short term incentive (26.1% of TDC) and a share based long term incentive (30.4% of TDC).

4.	The compensation structure, the incentive opportunity, as well as the performance targets of the Board of Management are aligned with those of ASML management.

5.	Performance shares vest after 3 years and need to be held for another 2 years after vesting. The Supervisory Board introduces the obligation for members of the Board of Management to hold at least 2 years base salary worth of shares in the company.

6.	Substantial changes to the composition of the reference group are subject to shareholder approval.

7.	Board of Management members receive no severance payment in case of leaving for non performance; severance of one year base salary will be paid to Board of Management members appointed after 31 March 2004 in case of dismissal not due to performance or in the case of an executive leaving due to a substantial difference of opinion between the executive and the Supervisory Board.

8.	The Supervisory Board can add or deduct from the short term incentive to align with the profit sharing of all ASML employees. The Supervisory Board has also claw-back and change of control provisions as well as discretionary power to adjust incentive pay-out (ultimum remedium clause).

We expect this policy to serve us well in the decade to come and look forward to its application in practice.